DIGITAL REALTY TRUST, INC.

2730 Sand Hill Road, Suite 280

Menlo Park, California 94025

February 2, 2005

VIA EDGAR TRANSMISSION AND FACSIMILE

(202) 942-9635

Elaine Wolff, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Digital Realty Trust, Inc.

Registration Statement on Form S-11 Filed on January 18, 2005 (File No. 333-122099)

Dear Ms. Wolff:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Digital Realty Trust, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Thursday, February 3, 2005 at 4:00 p.m., Washington, D.C. time, or as soon thereafter as practicable, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the series A preferred stock of the Company be declared effective concurrently with the above-captioned Registration Statement.

Signature page follows

Very truly yours,

DIGITAL REALTY TRUST, INC.

By:	/s/ A. William Stein
Name:	A. William Stein
Title:	Chief Financial Officer and Chief Investment Officer

cc:	Michael McTiernan, Esq. United States Securities and Exchange Commission

Julian Kleindorfer, Latham & Watkins LLP